United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

June 2022

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Vale announces cash tender offers for any and all notes due 2026, 2034, 2032, 2039, 2036 and 2042

Rio de Janeiro – June 3, 2022 –Vale S.A. (“Vale”), Vale Canada Limited (“Vale Canada”) and Vale Overseas Limited (“Vale Overseas,” and together with Vale and Vale Canada, the “Offerors”) announce the commencement of offers to purchase (the “Offers”), for the applicable Consideration (as defined below), in cash, any and all of the Notes of the series set forth in the table below (the “Notes” and each a “series” of Notes), in an aggregate principal amount, excluding any premium and accrued and unpaid interest, of up to $1.0 billion (such aggregate principal amount, subject to increase by the Offerors, the “Maximum Purchase Amount”).

The Offers are made upon the terms and subject to the conditions set forth in the offer to purchase dated June 3, 2022 (the “Offer to Purchase”) and the accompanying notice of guaranteed delivery (the “Notice of Guaranteed Delivery”). The Offers are subject to the satisfaction or waiver of certain conditions described in the Offer to Purchase, including the satisfaction or waiver, on or prior to the expiration date of the Maximum Purchase Condition (as defined below).

Issuer	Title of Security	CUSIP / ISIN Nos.	Principal Amount Outstanding	Acceptance Priority Level	Reference U.S. Treasury Security	Bloomberg Reference Page (1)	Fixed Spread
Vale Overseas	6.250% Guaranteed Notes due 2026	CUSIP: 91911TAP8 ISIN: US91911TAP84	$1,705,706,000	1	2.625% due May 31, 2027	FIT1	+116 bps
Vale Overseas	8.250% Guaranteed Notes due 2034	CUSIP: 91911TAE3 ISIN: US91911TAE38	$681,486,000	2	2.875% due May 15, 2032	FIT1	+258 bps
Vale Canada	7.200% Debentures due 2032	CUSIP: 453258AP0 ISIN: US453258AP01	$296,674,000	3	2.875% due May 15, 2032	FIT1	+244 bps
Vale Overseas	6.875% Guaranteed Notes due 2039	CUSIP: 91911TAK9 ISIN: US91911TAK97	$1,331,222,000	4	3.250% due May 15, 2042	FIT1	+230 bps
Vale Overseas	6.875% Guaranteed Notes due 2036	CUSIP: 91911TAH6 ISIN: US91911TAH68	$1,618,987,000	5	2.875% due May 15, 2032	FIT1	+263 bps
Vale S.A.	5.625% Notes due 2042	CUSIP: 91912EAA3 ISIN: US91912EAA38	$520,405,000	6	3.250% due May 15, 2042	FIT1	+235 bps

(1)	The applicable page on Bloomberg from which the Dealer Managers (as defined herein) will quote the bid side price of the Reference U.S. Treasury Security.

Indicative Timetable for the Offers

Commencement of the Offers	June 3, 2022
Price Determination Date	11:00 a.m., New York City time on June 9, 2022, unless extended by the Offerors.
Withdrawal Date	5:00 p.m., New York City time, on June 9, 2022, unless extended by the Offerors in their sole discretion.
Expiration Date	5:00 p.m., New York City time, on June 9, 2022, unless extended by the Offerors in their sole discretion.

Guaranteed Delivery Date	5:00 p.m., New York City time, on the second Business Day following the Expiration Date. The Offerors expect the guaranteed delivery date to be June 13, 2022, unless the Expiration Date is extended by the Offerors in their sole discretion.
Settlement Date	Promptly following the Expiration Date, expected to be no later than three Business Days following the Expiration Date and one Business Day following the Guaranteed Delivery Date, respectively. The Offerors expect the settlement date to be June 14, 2022.

The Offers will expire at 5:00 p.m., New York City time, on June 9, 2022 (such time and date, as the same may be extended, the “Expiration Date”). Holders of Notes who (i) validly tender and do not validly withdraw their Notes on or prior to the Expiration Date, or (ii) deliver a properly completed and duly executed Notice of Guaranteed Delivery and other required documents pursuant to the Guaranteed Delivery Procedures (as defined in the Offer to Purchase) on or prior to the Expiration Date and tender their Notes on or prior to the Guaranteed Delivery Date (as defined in the Offer to Purchase) will be eligible to receive the applicable Consideration (as defined below). Validly tendered Notes may be withdrawn in accordance with the terms of the Offers at any time prior to 5:00 p.m., New York City time, on June 9, 2022, unless extended, but not thereafter, except as described in the Offer to Purchase or as required by applicable law.

The Consideration payable per $1,000 principal amount of each series of Notes validly tendered and accepted for purchase pursuant to the Offers will be determined in the manner described in the Offer to Purchase (the “Consideration”) by reference to the applicable fixed spread for such Notes specified in the table above plus the applicable yield based on the bid-side price of the applicable U.S. Treasury Reference Security specified in the tables above at 11:00 a.m., New York City time, on the Price Determination Date. Holders will also receive accrued and unpaid interest (“Accrued Interest”) on Notes accepted for purchase in the Offers from, and including, the last interest payment date for the relevant series of Notes up to, but excluding, the Settlement Date.

The Offers are not contingent upon the valid tender of any minimum principal amount of Notes. The consummation of an Offer is not conditioned on the consummation of the other Offers. Each Offer is independent of the other Offers, and the Offerors may, subject to applicable law, withdraw or modify any Offer without withdrawing or modifying other Offers. Each Offeror’s obligation to complete an Offer with respect to a particular series of Notes validly tendered is conditioned on the aggregate principal amount purchased for the Offers (the “Aggregate Purchase Amount”) not exceeding the Maximum Purchase Amount, and on the Maximum Purchase Amount being sufficient to pay the Aggregate Purchase Amount for all validly tendered Notes of such series after paying the Aggregate Purchase Amount for all validly tendered Notes that have a higher Acceptance Priority Level (as defined in the Offer to Purchase) (the “Maximum Purchase Condition”).

If the Maximum Purchase Condition is not satisfied with respect to an Offer for any particular series of Notes (the “Non-Covered Notes”), then the Offerors may, at any time at or prior to the Expiration Date:

(a)	terminate the Offer with respect such series of Non-Covered Notes, and promptly return all validly tendered Notes of such series of Non-Covered Notes to the respective tendering holders; or

(b)	waive the Maximum Purchase Condition with respect to such series of Non-Covered Notes and accept all Notes of such series, and of any series of Notes having a higher Acceptance Priority Level validly tendered; or

(c)	if there is any series of Non-Covered Notes for which:

1.	the Aggregate Purchase Amount necessary to purchase all validly tendered Notes of such series, plus
2.	the Aggregate Purchase Amount necessary to purchase all validly tendered Notes of all series having a higher Acceptance Priority Level than such series of Notes, other than any series of Non-Covered Notes, are equal to, or less than, the Maximum Purchase Amount, accept all validly tendered Notes of such series of Non-Covered Notes or, if there are more than one series of Non-Covered Notes satisfying the conditions of this clause (c), accept all validly tendered Notes of the series of Non-Covered Notes satisfying the conditions of this clause (c) having a higher Acceptance Priority Level, until there is no series of Notes to be considered for purchase for which the conditions set forth above are met.

It is possible that a series of Notes with a particular Acceptance Priority Level will fail to meet the conditions set forth above and therefore will not be accepted for purchase, even if one or more series with a higher or lower Acceptance Priority Level is accepted for purchase. If a series of Notes is accepted for purchase under the Offers, all Notes of that series that are validly tendered will be accepted for purchase.

For purposes of determining whether the Maximum Purchase Condition is satisfied, the Offerors will assume that all Notes tendered pursuant to the Guaranteed Delivery Procedures will be duly delivered at or prior to the Guaranteed Delivery Date and the Offerors will not subsequently adjust the acceptance of the Notes in accordance with the Acceptance Priority Levels if any such Notes are not so delivered. The Offerors reserve the right, subject to applicable law, to waive the Maximum Purchase Condition with respect to any Offer.

Additional Information

Vale has retained BMO Capital Markets Corp., Citigroup Global Markets Inc., Credit Agricole Securities (USA) Inc., MUFG Securities Americas Inc., Scotia Capital (USA) Inc. and SMBC Nikko Securities America, Inc. to serve as dealer managers (the “Dealer Managers”) and D.F. King & Co., Inc. (“D.F. King”) to serve as tender and information agent for the Offers. The Offer to Purchase and any related supplements are available at the D.F. King website at www.dfking.com/vale. The full details of the Offers, including complete instructions on how to tender Notes, are included in the Offer to Purchase. Holders of Notes are strongly encouraged to carefully read the Offer to Purchase, including materials incorporated by reference therein, because they will contain important information. Requests for the Offer to Purchase and any related supplements may also be directed to D.F. King by telephone at +1 (212) 269-5550 (collect) or +1 (866) 796-7184 (US toll free) or in writing at vale@dfking.com. Questions about the Offers may be directed to BMO Capital Markets Corp. by telephone at (833) 418-0762 (toll free) or (212) 702-1840 (collect), Citigroup Global Markets Inc. by telephone at +1 (800) 558-3745 (toll free) or +1 (212) 723-6106 (collect), Credit Agricole Securities (USA) Inc. by telephone at +1 866-807-6030 (toll free) or +1 212-261-7802 (collect), MUFG Securities Americas Inc. by telephone at +1 (877) 744-4532 (toll free) or +1 (212) 405-748 (collect), Scotia Capital (USA) Inc. by telephone at (833) 498-1660 (toll free) or (212) 225-5559 (collect) and SMBC Nikko Securities America, Inc. by telephone at +1 (888) 284-9760 (toll free) or +1 (212) 224-5328 (collect).

This news release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities. The Offers are being made only by, and pursuant to the terms of, the Offer to Purchase. The Offers are not being made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction where the laws require the Offers to be made by a licensed broker or dealer, the Offers will be made by the Dealer Managers on behalf of the Offerors. None of the Offerors, D.F. King, the Dealer Managers or the trustee with respect to the Notes, nor any of their affiliates, makes any recommendation as to whether holders should tender or refrain from tendering all or any portion of their Notes in response to the Offers. None of the Offerors, D.F. King, the Dealer Managers or the trustee with respect to the Notes, nor any of their affiliates, has authorized any person to give any information or to make any representation in connection with the Offers other than the information and representations contained in the Offer to Purchase.

Gustavo Duarte Pimenta

Executive Officer of Investor Relations

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: June 03, 2022		Head of Investor Relations